

March 27, 2018

Lawrence S. Elbaum, Esq.
Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, NY 10103

> **Re:** **SUPERVALU INC.**
> **Soliciting Material filed pursuant to Rule 14a-12 by Blackwells Capital LLC, Jason Aintabi, Steven H. Baer, R. Chris Kreidler, Frank Lazaran, James J. Martell, and Sandra E. Taylor**
> **Filed March 23, 2018**
> **File No. 001-05418**

Dear Mr. Elbaum:

We have reviewed the above-captioned filing and have the following comment. Please respond to this comment by providing the requested information or advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

1. You refer to four documents that you have posted to a website (www.savesupervalu.com) and have provided a screenshot of the titles of those documents. Please note that for materials included on your website, you should file under cover of Schedule 14A the actual materials, rather than just a screenshot with hyperlinks referencing them. It appears that the first three of the four documents referred to have not been filed under cover of Schedule 14A.

<p style="text-align:center">*   *   *</p>

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner, Special Counsel, at (202) 551-8094, or me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions